Exhibit 99.1

Rogers and Shaw Remain Committed to Merger Following Notification by the

Commissioner of Competition

Rogers and Shaw to respond to the applications to be made by the Commissioner of

Competition to prevent proposed merger

Rogers and Shaw engaged in sale process for full divestiture of Freedom Mobile to maintain strong fourth carrier

TORONTO and CALGARY, May, 6, 2022 -- Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) were notified this afternoon following the close of trading of the Commissioner of Competition’s intention to file applications to the Competition Tribunal opposing Rogers’ proposed merger with Shaw (the “Transaction”).

Rogers and Shaw remain committed to the Transaction, which is in the best interests of Canada and Canadians because of the significant long-term benefits it will bring for consumers, businesses and the economy. The companies have offered to address concerns regarding the possible impact of the Transaction on Canada’s competitive wireless market by proposing the full divesture of Shaw’s wireless business, Freedom Mobile. Rogers and Shaw are engaged in a process to sell Freedom Mobile, with a view to addressing concerns raised by the Commissioner of Competition and ISED.

Rogers and Shaw will oppose the application to prevent the Transaction to be made by the Commissioner of Competition, while continuing to engage constructively with the Competition Bureau in an effort to bring this matter to a resolution and ensure that the Transaction’s benefits can be realized by all Canadians.

The Transaction will provide a combined Rogers and Shaw with the capabilities necessary to invest in digital infrastructure, create jobs, drive innovation, increase choice, and bridge the digital divide. In addition, the Transaction will foster greater competition by creating Canada’s most robust wholly-owned national network, and generating more choice for businesses and consumers so they may realize the full economic and social benefits of next generation networks.

Benefits of the Transaction

•	Investing $2.5 billion to build 5G networks across Western Canada over the next five years;

•	Establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and Indigenous communities across Western Canada;

•	An additional $3 billion to support further network, services, and technology investments;

•	Creating up to 3,000 net new jobs in Western Canada; and

•

Extending Rogers Connected for Success program extended across Western Canada to bring the first of its kind low-cost broadband program nationally to help seniors and low-income Canadians in every community where the combined company offers Internet services.

In order to permit continued engagement with the Competition Bureau, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date of the Transaction to July 31, 2022. In addition, Rogers and Shaw will continue to seek approval of the Transaction from the Ministry of Innovation, Science and Economic Development.

The Transaction has already been approved by the shareholders of Shaw and the Court of Queen’s Bench of Alberta, and the Canadian Radio-television and Telecommunications Commission (CRTC) has approved Rogers’ acquisition of Shaw’s broadcasting services, subject to conditions and safeguards designed to ensure that the Transaction benefits Canadians. In addition, the Transaction remains subject to the approval of the Ministry of Innovation, Science and Economic Development and other customary closing conditions.

Rogers standalone financial guidance for 2022, provided on April 20, 2022, remains unchanged.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the parties engaging with regulators to resolve the matters described herein, including by opposing the Commissioner of Competition’s application, the potential timing and anticipated receipt of required regulatory approvals for the Transaction or any related divestitures, the ability of the parties to satisfy the conditions to the closing of the Transaction (including any related divestiture), the anticipated timing for closing of the Transaction and any related divestitures, the expected continuation of Freedom Mobile as a viable fourth wireless carrier and the anticipated benefits and effects of the Transaction, including the timing thereof. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such risks, uncertainties and other factors include, among others, the possibility that the Transaction, or divestitures made in connection with the Transaction, will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals, including the approval of the Minister of Innovation, Science and Economic Development and any regulatory approval required in connection with any divestiture, in the expected timeframe or at all; pending or potential litigation associated with the Transaction, including any hearing or proceeding by or involving regulatory authorities, including the above-noted anticipated application; the failure to realize the anticipated benefits of the Transaction in the expected timeframe or at all; and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact Rogers and Shaw can also be found in their public reports and filings which are available under their respective profiles at www.sedar.com and www.edgar.com.

Forward-looking information is provided herein for the purpose of giving information about the proposed Transaction, its expected timing and its anticipated benefits, as well as proposed divestitures in connection with the Transaction. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the proposed Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals (including the approval of the Minister of Innovation, Science and Economic Development). There can be no assurance that such regulatory approvals will be obtained or that the Transaction will occur, or that it will occur on the terms and conditions previously announced. The Transaction could be modified, restructured or terminated. Similarly, there can be no assurance that Rogers and Shaw, will be successful in any hearing or proceeding related to the Transaction. There can also be no assurance that the outside date of the Transaction will be further extended by the parties. There can be no assurance that any divestiture proposed in connection with the Transaction will be acceptable to regulatory authorities and, if applicable, will be completed in order to permit the Transaction to be consummated. Finally, there can be no assurance that the combined company will achieve the anticipated benefits of the Transaction in the expected timeframe or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Rogers and Shaw are under no obligation (and Rogers and Shaw expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. contact:

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca